Filed by Geac Computer Corporation Limited
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities and Exchange Act of 1934
Subject Company: Extensity, Inc.
Commission File No.: 000-28897

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Geac Computer Corporation Limited and Extensity, Inc. is filed.

Geac plans to file a registration statement on Form F-4 and other relevant documents with the United States Securities and Exchange Commission concerning the merger, and Extensity expects to mail a proxy statement/prospectus to its stockholders in connection with the merger. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Geac with the United States Securities and Exchange Commission by requesting them in writing from Geac, 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada, Attention: Investor Relations, or by telephone at (416) 815.0700.

Geac and Extensity, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of any interests those participants may have in the merger will be available in the proxy statement/prospectus.

* * *

The following is a transcript of a September 5, 2002 conference call and question and answer session that followed relating to the proposed transaction between Geac and Extensity, Inc.

* * *

GEAC Computer Conference Call
September 5, 2002
Order #1239319
Start Time: 8:00 a.m. End Time: 8:40 a.m.

     Operator: Good morning ladies and gentlemen. Welcome to the Geac Computer Corporation first quarter fiscal 2003 results conference call. I would now like to turn the meeting over to Mr. Paul Birch, president and chief executive officer. Please go ahead Mr. Birch.

Paul Birch: Thank you and good morning everyone. We issued our first quarter fiscal 2003 results yesterday evening. If you did not receive a copy please feel free to call our investor relations department at 905-475-0525 extension 3325. And we’ll make sure that you get a copy. The results are also available on our web site at www.Geac.com.

     Before we begin today’s discussion of our first quarter results let me remind you that the following discussion of our first quarter results and other information contained in this call will contain forward looking statements that involve certain risks and uncertainties that could actually cause different results. And materially from those contained in our discussions today. I would also like to add that the management discussion and analysis has been filed with Sedar and is available on our web site. Joining me today is Arthur Gitajn, our chief financial officer.

     Let me begin today’s call by both welcoming our existing shareholders and employees as well as those shareholders and employees of Extensity and EBC who are joining us today. I look forward to you joining the Geac family. Today’s call will begin with an overview of the events of the quarter after which I will turn the call over to Arthur who will discuss the financial results. I will then close with a look at key events that occurred subsequent to the end of the quarter. And then open up the line to questions.

     I’d like to start by saying that we are pleased with our first quarter results as our revenue, net income and earnings per share total of a hundred and fifty five point three million, sixteen point two million and twenty cents per share respectively are in line with our expectations. And have us on target to meet the guidance for the year that we established in our year end conference call. Our results for the quarter met our expectation. And also the average analyst revenue estimates provided to us. As well as exceeded the earnings per share by two cents.

     While I was pleased with our overall revenue achievement for the quarter I was somewhat disappointed with the software revenue. As many of you are aware this is a tough market for new business. However we are focussed on improving software licence revenues in the coming quarters. And are committed to applying appropriate resources to winning new business where we had a competitive advantage.

     Building on the strategic transformation of our business that began in the second half of last fiscal year this quarter we realized cost efficiencies and reduced our cost of revenue while making considerable progress in addressing the challenges that face the global IT providers. As evidence of these efforts operating expenses declined sixteen point eight percent while net income as a percentage of revenue improved from nine point six to ten percent.

     Geac’s strategic cost realignment has provided the company with a profitable business model that can now support future revenue growth without any significant increase in expenses. As many of you may recall when I initially introduced our plan for revitalized growth it consisted of three measurable but non linear phases. The first phase targeted the overall improvement of Geac’s financial position. And the enhancement of our management team. Secondly we sought to acquire and develop customer driven applications for our enterprise applications solutions customers.

     In the third phase we will look to leverage our existing customer base by providing them with these value added applications that will have been acquired or developed by Geac. We feel that we are executing well on our strategy. To date we have one, restored Geac to sustainable profitability. Paid down debt to strengthen our balance sheet. Enhanced the management team with key hires in sales, finance and marketing groups. Including in this past quarter the addition of Jim Travis as senior vice president and president of the Americas.

     We have built up our product group by delivering both wireless and web based product extensions called product upgrades. And new applications through partnerships. And finally with the acquisition of Extensity and EBC Infomatiques subsequent to the end of the quarter we are progressing on our strategy to deliver innovative and in demand applications to our large global installed customer base. And we’re increasing market share in strategic geographic markets.

     Geac is now a more flexible organization capable of sustainable profitability with the proper financial and management foundation from which to both pursue acquisitions and drive core revenue growth. We are executing but we are not done. Geac is committed to continuous improvement.

     I’d now like to look briefly at some of the key results of the first quarter from various divisions. In doing so I’ll address them according to our major segments, the enterprise applications solutions division which during the quarter accounted for approximately seventy five percent of total revenue. And the industry specific applications group which was about twenty five percent of revenue for the quarter.

     In the EAS division we added significant new enterprise application customers in the quarter. As our system 21 ERP suite was selected by Ghim Li Holdings, ZPC Mieszko and Bridgford Foods. Also in this sector the US system 21 team recently won a contract for the System 21 star product valued at approximately one point five million dollars for software, hardware and services with a major textiles and garment manufacturer on the east coast.

     The System 21 maintenance renewals were strong in the quarter. We attribute this growing customer confidence in the product and Geac arising from our intense focus on our customer relationship, our new global support model, the announcement of a strong development road map for the product and the ongoing financial health of Geac in this turbulent environment. Important here is that attrition is low. Demand for the consulting services around System 21 has also been strong particularly in the UK and Asia. This is coming from both ongoing implementations, major extensions at existing installations into the other divisions of our large customers businesses. As well as upgrade and new customers.

     On the product development front Aurora is on track under the leadership of Bertrand Ceard(ph) and the System 21 management team. This significant release will deliver the functionality and usability that our customers have been requesting during numerous meetings with those core groups.

     We certified six new modules of active client. This includes both French and English. This is the web enabled graphic user interface to the back office. Truly enabling our customers to add the latest technology without going through the very disruptive time consuming and expensive endeavour of replacing an entire back office. We also certified Cognos Finance for several of our product offerings. And are in the process of holding web casts to showcase this product to our customers.

     On the more broader sales and marketing front we have been active during the quarter across many of our products participating in trade shows and communicating with our customers. And providing them information on the new offerings that are available to them. This has enabled us to build a pipeline of new opportunities.

     In this quarter we were successful in winning many new clients in a number of enterprise application businesses. Including streamline in Australia and New Zealand. As I said earlier System 21 worldwide. Other major developments during the quarter is that we continued our ongoing commitment to invite customer participation in our product planning. Participation has been very promising and we feel that these programs support our renewed technology and customer focus.

     In the ISA division revenue for the quarter was off by sixteen percent. Primarily driven by the price pressure in our inter realities core multiple listing service application business. While we do not see price pressure inter reality easing in the near future during the quarter we did have a notable contract renewal in Austin. And launched a new version of MLX exchange subsequent to the end of the quarter.

     This new version greatly enhanced the system performance. And adds functionality such as open house which lets agents schedule and search for open houses for their clients. Also we introduced regionalisation. Which allows for multiple real estate boards to share a single common database while still maintaining unique characteristics of each individual board.

     Our public safety division delivered results on target. And built a pipeline of some significant new opportunities through a customer conference held in early May. In the libraries division we signed a new French site to the new product. And this will provide us with a valuable reference in the French market. The division also unveiled a new product release that is strictly focussed on the European market.

     Despite the challenges brought by the soft economy the hospitality division maintains an extensive customer base and a profitable business model. The division continues to pursue upgrades to both it’s wireless and Windows based products which should attract attention from both the existing customer base and the prospects.

     Our construction division continues to see strong demand for it’s products and is pursuing value added reseller relationships to boost sales and marketing efforts. At the back end the construction division has completed consolidation of it’s support centres. And is rolling out additional certifications to it’s support representatives in order to enhance the level of service it provides to it’s customer base. I would now like to turn the call over to Arthur who will discuss our financial results.

Arthur Gitajn: Thank you Paul. And good morning. I’m going to take a few minutes to review the financial highlights of our first quarter ended July 31st. Revenue for the first quarter was one hundred and fifty five point one million dollars. Excluding revenue from the publishing software business which was sold in the second quarter last year total revenue declined by nineteen point one million dollars or eleven percent. While revenues declined from the same period last year we’re pleased to see the results of our cost cutting efforts reflected in a sixteen point four percent reduction in operating expenses and higher net margins.

     Net income for the quarter was sixteen point two million dollars or twenty cents per diluted share compared to seventeen million dollars or twenty seven cents per diluted share in the first quarter last year. And net profit margin increased from nine point five percent in the first quarter last year to ten point four percent in the first quarter this year.

     As Paul noted both revenue and net income are in line with guidance we provided last quarter. On a segmented basis revenue from our enterprise application systems segment was one hundred and seventeen million dollars compared to one hundred and twenty eight point six million dollars in the first quarter last year. Lower software licence sales and support and services revenue were partially offset by increase in hardware sales to customers for mid range computer software applications. Primarily System 21.

     Over the next three quarters revenues from the sale of mid range computer software licences, support and services and related computer hardware are expected to benefit from continuing development of our System 21 enterprise resource planning application. And from deliveries on recently announced contracts valued at more then two million dollars.

     Revenue in the industry specific applications segment was thirty eight point two million dollars compared to fifty one million dollars in the first quarter last year. Excluding five point four million dollars in revenue attributable to the publishing software business which was sold last year. Revenue in this segment declined by seven point four million dollars. And as Paul noted this revenue decline is primarily due to challenges in the inter reality business.

     Revenue from other ISA segment businesses was off by seven point seven percent reflecting general market conditions. Costs of revenues were reduced by seven point eight million dollars or nine point nine percent. Reflecting the revenue mix in the quarter which saw an increase in lower margin hardware revenue and a decline in higher margin software and support and services revenue gross profit margin declined from fifty five point eight percent in the first quarter of FY 2002 to fifty three point nine percent in the first quarter this year.

     Operating expenses were reduced by eleven point seven million dollars or sixteen point four percent from the first quarter last year. Product development expenses were reduced by seven point nine million dollars of which two point three million dollars is attributable to the publishing software business sold last year. General and administrative expenses were reduced by two point eight million dollars and sales and marketing expenses were reduced by one million dollars.

     Excluding the effect of exchange rates cash and cash equivalents declined by forty three point nine million dollars during the quarter. This negative cash flow was primarily due to a forty four point four million dollar reduction in accounts payable and accrued liabilities during the first quarter. Nineteen point one million dollars of which is from prior year restructuring charges including eight point five million dollars in severance charges, seven point eight million dollars for legal settlement costs and two point eight million dollars in premises restructuring.

     You may recall we took a forty one point three million dollar restructuring charge in the fourth quarter last year to streamline operations and to reduce the size of our workforce. These restructuring efforts are expected to result in savings of approximately seventy million dollars this year and eighty six million dollars next year. And you can already see the evidence of that savings in our first quarter results.

     Excluding direct costs associated with the publishing software business that was sold last year support and services costs and operating expenses in aggregate are trending nineteen point two million dollars less then in the first quarter last year. Other components of the reduction in accounts payable and accrued liabilities includes seven point four million dollars for accrued bonuses, commissions and other payroll costs, four point three million dollars for professional fees, two point five million dollars for sales and property taxes. And eleven point one million dollars in other trade payables.

     Cash flow for the quarter also reflects a four point five million dollar increase in prepaid expenses which is primarily due to a three point eight million dollar deposit related to the acquisition of certain assets of EBC Infomatiques in France. Which Paul noted. And which was announced last Thursday. And one point four million dollars associated with financing and the acquisition of Extensity announced last week.

     To sum it up our financial results for the quarter were in line with our expectations. The evidence is clear that our restructuring efforts are paying off. We continue to be profitable and with the acquisition of Extensity we’ve taken a significant step in executing on our growth strategy.

Paul Birch: Thank you Arthur. Most if not all of you will by now have read or heard about the acquisition we made subsequent to the end of our quarter. As a brief reminder on August 26th following a strategic alliance agreement signed in June of 2002 we announced the definitive agreement to acquire Extensity Inc., a leading provider of solutions to automate employee based financial processes.

     Extensity’s product suite targets a number of significant markets including automated business travel and expense reporting, billable and payroll time capture and procurement. Importantly their solutions compliment and extend our own enterprise application suite.

     More specifically the Extensity application suite is in an adjacent space this will provide us with ease of product integration. This is important to our customers. It’s a software market segment projected by industry analysts to be a long term growth market. It has market leading innovative technology recognized by many industry analysts.

     It is attractive to our customers. Many have indicated that they would buy this product from Geac. Finally it is a suitable size for Geac and will enable rapid integration and realization of synergies.

     We are already working to integrate Extensity with our enterprise applications business including employee and customer communication and pipeline development and management. We have spent time with a number of the opportunities that Extensity has. And with their existing customers to confirm our commitment to this application space. We are already committing resources within both of our organizations to make this transaction successful upon closing.

     Our second transaction announced subsequent to the quarter end was the acquisition of certain assets of EBC Infomatique, a European software solutions provider. This transaction was announced on August 29th. EBC’s acquired assets including more then four hundred customers and twenty seven employees will be integrated immediately with our Aneil(ph) solutions division in France.

     The acquisition will expand Geac’s market leading position in France’s financial management solutions market on the i-series platform. This will provide Geac with an opportunity to deliver customers new software, support and service offerings throughout the region. The annualized revenue of this business is approximately one point five times the purchase price. And we expect a pre tax return on our investment in approximately eighteen months.

     In keeping with the renewed business strategy that I outlined at the beginning of the call these acquisitions have been made in an effort to provide value added technology to our enterprise application systems customers in order to meet the demands. Or to expand our market leading position in what we consider key markets to the future growth of Geac.

     In a recent survey conducted by Geac with the assistance of a third party more then seventy percent of our customers responded that they would purchase additional applications from Geac if we had them available. Therefore our strategy is clear. We intend to build, buy or partner in order to introduce innovative technologies to our customers. Thereby leveraging the installed base to drive growth.

     In closing as I mentioned on the acquisition conference call last week while technology spending is currently slow this is an ideal opportunity for Geac to acutely focus on it’s customer needs and rebuild itself into a growth company for the long haul. IT spending will come back. And we intend to be well positioned to capitalize on that return. Geac management and it’s board are committed to putting Geac back in a leadership position for the benefit of it’s shareholders. We have executed on all of the actions that I outlined last October at our annual meeting. And while we are pleased with achieving these milestones we are not complacent or satisfied. And will take additional steps to execute on our three phased plan.

     Finally at this time we are confirming our current guidance for revenue and earnings for fiscal 2003. We will revise that guidance following the closing of the Extensity transaction. Thank you and I’d now like to open up the call for questions. Operator.

Operator: Certainly. Thank you very much gentlemen. We will now poll the telephone lines for questions. If you have a question please press one on your telephone keypad. If you’re using a speaker phone please lift the hand set and then press one. If at any time you wish to cancel your question please press the number sign. We will now begin polling. Please press one at this time if you have a question. There will be a brief pause while participants register for their questions. Thank you for your patience. And our first question will come from Paul Bradley from Dundee Securities. Please go ahead sir.

Paul Bradley: Yes good morning. I just wanted to run through a few things on the income statement. First one was just your comments on the gross margin. Obviously there was a bit of shift in the mix of products sold during the quarter. I just wonder whether you feel this is a particular to this quarter. Whether this is a shift we’re likely to see through the rest of the year.

Paul Birch: Paul it’s always difficult to provide specific guidance on the components of revenue. As I said we are keenly focussed on improving the software business in the coming quarters. There were specific events in some of our businesses that has resulted in the delay or deferment of purchase. We’re going to be focussed on improving that. There were specific actions on the hardware front programs to promote i-series sales in the UK specifically that I suspect we won’t see repeated. So during each of the quarters in the year you know it is likely you will see movement between the components of revenue.

Paul Bradley: Okay. But in general we’re looking for something falling between fifty and fifty five percent. That sort of level for gross margin.

Paul Birch: Yeah I think obviously if you, you know if you put the last year hardware number versus this year and move that number into software revenue as opposed to hardware you will see a pretty you know percentage point increase in margins just for that move.

Paul Bradley: Okay. Second question was that in terms of sort of operating measures in the past you provided some guidance, EBITDA I think you were looking at sort of fifteen to twenty percent level. Is that still the intention? I think if I do the calculation it comes out a little higher then that for this particular quarter. Is that something that you’re still using as an operating target or are there some other measures that you would look at?

Paul Birch: Yeah internally we still absolutely use EBITDA, EBIT, return on capital and everything else to operate our business. In terms of public disclosure you know the world now would like to see standard gap measures being net income, you know not components, adjusted net income, EBITDA etcetera. So you know we, that’s why we’ve disclosed the standard gap measures. But yes we still internally are targeting the fifteen to twenty percent number. This quarter we actually hit twenty nine point seven or nineteen point two percent of revenues.

Paul Bradley: Okay. And then I guess a question for Arthur. I just wondered if he could run through on the cash flow. I mean I projected that the cash would drop this quarter I’m not sure I came to the same numbers. I just wondered if he could just run through the particularly on the accruals for the restructuring. And where the cash went there.

Arthur Gitajn: I’m happy to do that. If you are, I’ll also refer you to the MD&A is available on our web site and also on Sedar at this point. And you know beginning at the bottom of page 4 we have rather a lengthy paragraph on the components. The biggest single item of change is changes in non cash working capital. And that is almost entirely attributable to the reduction in accrued liabilities in accounts payable during the quarter. Of the total forty four point four million dollar reduction in accounts payable and accrued liabilities a little less then half, nineteen point one million dollars is associated with prior year restructuring.

Paul Bradley: Right, okay. And then the rest of it is just a pay down in regular trade payables or...

Arthur Gitajn: Well we’ve got trade payables and other, and other components, seven point four million dollars are related to accrued bonuses, commissions and other payable costs.

Paul Bradley: Right, okay.

Arthur Gitajn: As you might expect in light of last years performance which was better then the previous year that number is up.

Paul Bradley: Right, okay.

Paul Birch: And I think Paul just to give you some colour on comparing fiscal 01 to fiscal 02 last year a large proportion of the bonuses were actually paid in our Q2.

Paul Bradley: Right.

Paul Birch: This year we’ve actually, you know we’re better organized and we were, we actually accelerated the payment and they were made by the end of the quarter.

Paul Bradley: For the most part.

Arthur Gitajn: Also contributing to the, to that impact was an increase of four and a half million dollars in prepaids. And again as I noted in my comments that is entirely attributable to the two acquisitions announced last week. We had a three point eight million dollar deposit related to the EBC acquisition. And one point four million dollars associated with financing and the acquisition of Extensity.

Paul Bradley: Okay fine. And last question cause I know other people want to jump on and I can come back at the end. Deferred revenue. The trend on that looking at what’s happening there. I think I recall from the financial statements that was down in the quarter. I just wondered what that was telling us.

Arthur Gitajn: Again if you refer to the MD&A on page 5 we note that if you exclude the impact of foreign exchange deferred revenue declined by twenty five point four million or twelve point eight percent. And I think you will see that that tracks pretty closely to the decline in support and services revenue. Which was thirteen point two percent in the EAS segment.

Paul Bradley: Okay. Great. Thank you very much and I’ll jump back on at the end with some other questions.

Operator: Thank you very much Mr. Bradley. And our next question will come from David Shore from Desjardins Securities. Please go ahead sir.

David Shore: Thanks. Good morning guys.

Paul Birch: Good morning.

David Shore: Arthur I didn’t catch if you gave a geographic breakout of the revenues for the quarter.

Arthur Gitajn: We have not, we will be posting that on the web site today.

David Shore: Okay. Well...

Paul Birch: You know I think they weren’t significantly different to where they have been David.

David Shore: On a percentage basis.

Paul Birch: On a percentage basis yes.

Arthur Gitajn: I can give you, on the revenue side in the America’s we had eighty four million. Europe sixty million. And Asia Pacific eleven million.

David Shore: Okay great. Arthur on the income statement there’s another income line there for about two point one million dollars.

Paul Birch: It’s largely exchange gain.

David Shore: Yeah. Okay. That would be it for me for now. Thank you.

Paul Birch: Thanks.

Operator: Thank you Mr. Shore. And our next question will come from Byron Barry from National Bank Financial. Please go ahead sir.

Byron Barry: Oh good morning and congratulations on maintaining profitability in what is a very challenging business environment. If I can ask one very targeted question just on research and development. Can you give guidance as to what levels will be going forward either with or without Extensity but just clarify.

Paul Birch: Yeah I think based on our existing business model you’ll see the levels be in the percentage range that they are now. They will move. The reduction in absolute dollars is largely to do with our changing from producing large releases to a much more service packed componentized release model which actually is preferable to most of our customers. If you upgrade a large enterprise system many of our customers were telling us that that upgrade was costing them well over a million dollars a year in non Geac related costs, be that you know training, hardware, systems. Service pack model enables them to move forward in a step basis. It also changes our development model. So the percentage will stay you know kind of around where it is right now.

Byron Barry: Great. Thank you very much.

Operator: Thank you very much Mr. Barry. Once again if you do have a question please press one at this time. Our next question will come from Paul Steep from Yorkton Securities. Please go ahead sir.

Paul Steep: Hi. Arthur can you provide a breakout of what the head count looked like across the various departments or divisions?

Arthur Gitajn: I can.

Paul Birch: We had about twenty seven hundred people.

Paul Steep: Okay.

Paul Birch: And you know very approximately it’s seven hundred people in professional services. Seven hundred and fifty in support. Sales and marketing nearly four hundred. Development of (Inaudible) you know four hundred and seventy five. And the balance will fall into things like finance, HR, IT, duplication, distribution and network management for the inter reality group.

Paul Steep: Great. And how much is the accrued liability of the accrued and AP line.

Paul Birch: Okay. They’re frantically searching for the (Inaudible). Any other questions Paul?

Paul Steep: That’s it. Why don’t, you can come back to me later on the call. That would be great. Thanks guys.

Operator: Thank you very much Mr. Steep. Once again if you do have a question please press one at this time. And our next question is a follow up question from Mr. David Shore from Desjardins Securities. Please go ahead sir.

David Shore: Thanks. Paul just further on the Extensity acquisition I know you talked, did a survey of customers before hand. And it’s only been a week I know but have you talked to any major customers since then and what’s their reaction to the acquisition?

Paul Birch: I think it’s fair to say I have talked personally to a couple of major customers. I know that Jim Travis has as well as a lot of his team. And I think I would characterize it as positive. And I think that will probably also go to some of the Extensity customers where we’ve talked to them or Extensity prospects about our commitment to the space, taking the business forward, leveraging the financial viability of the company while keeping the innovative technology in the sales team that they’ve developed at Extensity.

David Shore: Okay. As far as further acquisitions are going would you be looking again in the ERM space?

Paul Birch: I think you know to specific space it would be difficult to say. The ERM space is defined very differently by different folks right now. And it could combine upwards of fifteen plus applications. Some of those I still am questioning the ROI. The great thing about the Extensity products is that they all have tremendously demonstrable ROI’s for the companies that acquire them. Some of the others I think it’s a little softer and you know may not be the right market. And I think you have to look at a little bit to where Geac has it’s skill set and that’s in the broader sense of financial applications. And that can both be you know revenue improvement, financial analysis, analytics, cost management. And you know the extent the applications fall right in that in cost management side from the employee component of large organizations. So you probably see us do more towards you know more of a suite of applications around total financial management or you know business process optimization improvement as opposed to just the ERM space.

David Shore: Okay thanks. And congrats on the quarter.

Operator: Thank you Mr. Shore. And our next question will come from Paul Bradley from Dundee Securities. Please go ahead sir.

Paul Bradley: Oh hi. This is actually probably a follow up really to Paul Steep’s question. I just wonder how much more of that accrual for the restructuring was due to be released in Q2 and Q3.

Arthur Gitajn: We expect the remainder of the accrual to be released pretty easily throughout the remainder of the year. We again we think we’re almost halfway through at this point. But we expect to see impacts over the next three quarters.

Paul Bradley: Okay. Thank you very much indeed.

Operator: Thank you very much Mr. Bradley. And at this time Mr. Birch there are no more, there are no further questions registered. I would now like to turn the meeting back over to you sir.

Arthur Gitajn: If I could respond to the question between accounts payable and accrued liabilities, accrued liabilities is approximately a hundred and eight million. And accounts payable was twenty eight point six million.

Paul Birch: Thanks Arthur. I think to sum up our call and as I open we are extremely pleased with our results for this quarter. Geac is continuing to execute on it’s three phased plan. While satisfied we are not done. We are singularly committed to growing this company on the top line and continuing to deliver a profitable bottom line. Thank you again for joining us this morning. And we look forward to talking to you next quarter. Thanks again everybody.